NO ACT

PE
12-30-08

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09035363

Received SEC
FEB 26 2009
Washington, DC 20549

February 26, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-26-09

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Moody's Corporation
Incoming letter dated December 30, 2008

Dear Mr. Mueller:

This is in response to your letter dated December 30, 2008 concerning the shareholder proposal submitted to Moody's by the Massachusetts Laborers' Pension Fund. We also have received a letter from the proponent dated January 22, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Thomas P.V. Masiello
Executive Director
Massachusetts Laborers' Pension Fund
P.O. Box 4000
Burlington, MA 01803-0900

February 26, 2009

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Moody's Corporation
Incoming letter dated December 30, 2008

The proposal requests that the board of directors adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of the company.

We are unable to concur in your view that Moody's may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Moody's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Moody's may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Moody's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Damon Colbert
Attorney-Adviser

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

**MASSACHUSETTS LABORERS' PENSION FUND**

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226



January 22, 2009

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-1090

Re: The Moody's Corporation No-action Request Regarding the Shareholder Proposal Submitted by the Massachusetts Laborers' Pension Fund

Dear Sir or Madam:

The Massachusetts Laborers' Pension Fund (the "Fund") hereby submits this letter in reply to Moody's Corporation's ("Moody's" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance ("Staff") concerning the Fund's shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2009 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Company contends that it may exclude the Proposal under Rules 14a-8(i)(2) and 14a-8(i)(6) because implementation of the Proposal would cause the Company to violate state law and it also lacks the power or authority to implement the Proposal since doing so would result in this state law violation.

The Proposal provides in pertinent part:

RESOLVED: That stockholders of Moody's Corporation, ('Moody's' or 'the Company') ask the board of directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of Moody's. The policy should be implemented so as not to violate any contractual obligation.

In seeking permission to exclude the Proposal the Company notes that its By-Laws designate the Chairman of the Board as an officer of the Company and that the New York Stock Exchange standards for independence provide that an officer of the Company cannot be an independent director.

The New York Stock Exchange Corporate Governance Standards provides in pertinent part:

> 303A.02 Independence Tests
>
> In order to tighten the definition of 'independent director' for purposes of these standards:
>
> (a) No director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must identify which directors are independent and disclose the basis for that determination. . . .
>
> (b) In addition a director is not independent if:
>
> (i) The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, [1] of the listed company.
>
> [1] For the purposes of Section 303A, the term executive officer has the same meaning specified for the term officer in Rule 16a-1(f) under the Securities Exchange Act of 1934.

Rule 16a-1(f) of the Securities Exchange Act of 1934 provides in pertinent part:

> The term officer shall mean an issuer's president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer.

To prevail, the Company must demonstrate that it would have to violate state law in order to implement this precatory proposal asking the board to establish a policy that the board's chairman be an independent director who has not previously served as an executive officer of Moody's. The Company notes that the Proposal does not define "independent" and then proceeds to rely on the exchange listing requirements, specifically Sec. 303A.02(b)(i), to conclude that the Proposal must fail.

However, the Fund has submitted this Proposal as a precatory proposal, not binding, and it is equally reasonable to assume that were this precatory proposal to pass, and were the Board to choose to implement it, that it could choose to adopt a definition of independence that would allow its policy to comply with the By-laws. The Company places great reliance on *The Home Depot, Inc.* (Feb. 12, 2008), but in that case the proponent submitted a binding by-law proposal that was found to conflict with the company's charter.

The Company concedes that in *First Mariner Bancorp* (Jan. 10, 2005), a case on point, the Staff denied the Company's request under Rule14a-8(i)(2) for permission to omit a proposal asking the company to adopt a policy that the chairman of the board be an independent director. The **sole** basis of the Company's argument attempting to distinguish *First Mariner* is its incorrect assertion that "First Mariner failed to provide an opinion of counsel supporting its position."

In fact, the letter by counsel for First Mariner requesting no-action advice explicitly stated: "To the extent the reasons for excluding the Proposal and Supporting Statement are based on matters of law, this letter constitutes the supporting opinion required by Rule 14a-8(j)(2)." Staff Legal Bulletin No. 14B (CFR) (Sept. 15, 2004) provides in pertinent part:

> E. When should companies and shareholder proponents provide a supporting opinion of counsel and what should counsel to companies and shareholder proponents consider in drafting such an opinion?
>
> . . . .
>
> Rule 14a-8(j)(2)(iii) requires the company to provide the Commission with a supporting opinion of counsel when the asserted reasons for exclusion are based on matters of state or foreign law. . . .
>
> The submission also should provide a supporting opinion of counsel or indicate that the arguments advanced under state or foreign law constitute the opinion of counsel.

In *First Mariner* the required supporting opinion of counsel was provided and yet the Staff denied the company's request.

The proposal in First Mariner urged the Board of Directors to adopt a policy that the Chairman of the Board and Chief Executive Officer (CEO) be two different individuals and that the Chairman be an independent director, elected by the directors. In seeking to exclude the proposal, the Company made the same argument as Moody's makes. First Mariner argued:

> Rule 14a-8(i)(6) provides that a public company may omit a shareholder proposal 'if the company would lack the power and authority to implement the proposal.' The Proposal urges the Board of Directors of the Company (the 'Board') to adopt a 'policy' that the Chairman of the Board and the Chief Executive Officer be two separate people and that the Chairman be an independent director, elected by the directors. The Company is without the power or authority to implement the policy described in the Proposal, because such a policy is prohibited by applicable law and the Company's Bylaws.

> The Company is a Maryland corporation and is subject to the Maryland General Corporation Law ('MCGL').Section 2-403 of the MGCL provides that 'each director of a corporation shall have the qualifications required by the charter or bylaws of the corporation.' Section 1 of Article III of the Company's Bylaws . . . provides that the 'Chairman of the Board shall be a director[.]' Section 2 of Article III of the Company's Bylaws provides that the 'Chairman of the Board shall be the Chief Executive Officer of the Corporation[.]'. . . Thus, these provisions make it clear that a person cannot be qualified to serve as Chairman of the Company unless that person also serves as the Company's Chief Executive Officer, and vice versa. Additionally, Section 1 of Article III of the Company's Bylaws specifically provide that the Chairman of the Board is an 'officer' of the Company. The Marketplace Rules of the Nasdaq Stock Market, Inc. (the 'Nasdaq Rules') to which the Company is subject exclude an officer from the definition of 'independent director.' Nasdaq Rule 4200(a)(15).
>
> Accordingly, unless and until the Company's Bylaws are amended to separate the positions of Chairman and Chief Executive Officer, the policy described in the Proposal, although arguably adopted by the Board, would be meaningless and could not be implemented by the Company. Any other conclusion would require the Company to violate the Bylaws and, thus, the MCGL.
>
> . . . .
>
> The Proposal and Supporting Statement may be properly omitted pursuant to Rule 14a-8(i)(2), which permits the exclusion of shareholder proposals that, if implemented, would require the issuer to violate state, federal or foreign law. The Proposal, if implemented, would require the Company to violate Maryland law.
>
> First, a (sic) discussed above in Item II, the implementation of the policy described in the Proposal would require the Company to violate its Bylaws and, thus, Section 2-403 of the MCGL. Second, a Board policy that 'the Chairman be an independent director, elected by the directors. . ., if implemented, would violate Section 2-404 of the MCGL, which dictates that the Company's directors shall be elected by its shareholders at each annual meeting thereof.[footnote omitted] . . . Thus, ultimately, the Company's shareholders determine who serves as the Company's directors, not the directors. Maryland law simply does not permit incumbent directors to elect a director, except to fill a vacancy. . . .
>
> Accordingly, based upon Rule 14a-8(i)(2), the Company intends to exclude the Proposal and Supporting Statement from the 2005 Proxy Materials.

Like the proposal in *First Mariner*, the Proposal submitted by the Fund is not binding, but is a precatory proposal requesting that the Board be an independent director who has not previously served as an executive officer. The Staff denied First Mariner permission to exclude a similar proposal under Rules 14a-8(i)(2) and (6) as it should do here.

For the foregoing reasons, we believe that the Company has failed to satisfy its burdens of persuasions under Rules 14a-8(i)(7) and its request for no-action relief should be denied.

Should the staff have any questions, please contact Ms. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs, at (202) 942-2359, or via email at jodell@liuna.org.

Very truly yours,

Thomas P. V. Masiello
Executive Director

TPVM/gdo

cc: Ms. Jennifer O'Dell

# GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com


December 30, 2008


Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569


Client No.
C 63852-00013

***VIA E-MAIL***
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Moody's Corporation; Stockholder Proposal of Massachusetts Laborers' Pension Fund*
*Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Moody's Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Stockholders Meeting (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from the Massachusetts Laborers' Pension Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the

Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

**THE PROPOSAL**

The Proposal requests:

> That stockholders of [the Company] ask the board of directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of [the Company]. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

A copy of the Proposal, as well as related correspondence, is attached to this letter as Exhibit A.

**BASES FOR EXCLUSION**

We believe that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law; and
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

**ANALYSIS**

**I. The Proposal May Be Excluded under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause the Company to Violate State Law.**

A company may exclude a stockholder proposal under Rule 14a-8(i)(2) if the proposal would, if implemented, "cause the company to violate any state, federal, or foreign law to which it is subject." The Company is incorporated under the laws of the State of Delaware. The Proponent seeks the adoption of a policy that would violate the Company's By-Laws, as amended (the "By-Laws"). For the reasons set forth below and in the legal opinion on Delaware law from Richards, Layton & Finger, P.A., attached hereto as Exhibit B (the "Delaware Law Opinion"), the Company believes that adoption of a policy that violates the By-Laws would cause the Company to violate Delaware law. Accordingly, the Proposal is excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Company to violate state law.

In analyzing the Proposal for purposes of this letter, we have assumed that the Company would take only those actions specifically called for by the language of the Proposal. *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("In analyzing an opinion of counsel . . . we consider the extent to which the opinion makes assumptions about the operation of the proposal that are not called for by the language of the proposal.").

The Proposal asks the Board of Directors to adopt a policy that the Chairman of the Board be an independent director who has not previously served as an executive officer of the Company. However, the By-Laws specifically designate the Chairman of the Board as an officer of the Company. Article III of the By-Laws, which is entitled "Officers," states in Section 1 that "[t]he Board of Directors . . . shall elect officers of the [Company], including a Chairman of the Board or President and a Secretary."[1] Therefore, under the By-Laws the Chairman of the Board is an officer of the Company.

The Proposal does not define the standard of independence to be applied under the requested policy. However, the Company is listed on the New York Stock Exchange and therefore is subject to the listing requirements of the New York Stock Exchange, including its standards of independence. Under the New York Stock Exchange standards for determining the independence of directors, as is common for standards of independence, an officer of the Company cannot be an independent director. *See New York Stock Exchange Listed Company Manual*, Sec. 303A.02(b)(i) (setting forth listing requirements for companies listed on the New York Stock Exchange, including the requirement that in determining whether a director of a company is independent, any current employee and any person who serves as an executive officer of the company, other than on an interim basis, is per se not independent). Commentary to the New York Stock Exchange independence standards clarifies that, in assessing director independence, "the concern is independence from management."

As reflected in the Delaware Law Opinion, the policy contemplated by the Proposal could not be validly implemented under Delaware law because it would conflict with Article III of the By-Laws. Delaware law recognizes a "gradation of authority" with respect to a corporation's governing documents, which means that a superior governing document overrides documents that rank below it. Under this "gradation of authority," a corporation's by-laws rank superior to resolutions of the board of directors. Adoption of a board policy (such as the policy

---

[1] A copy of the By-Laws is attached as Exhibit C.

contemplated by the Proposal) therefore would rank inferior to the corporation's by-laws.[2] Thus, a Delaware corporation's board of directors cannot override a provision of the corporation's by-laws by approving a policy that conflicts with the by-laws.

The Proposal seeks to have the Company's Board of Directors adopt a policy, which, if implemented, would unequivocally conflict with Article III of the By-Laws, specifically naming the Chairman of the Board as an officer of the Company. If the Board of Directors adopts the policy that the Proposal requests, the Chairman of the Board could no longer serve as an officer of the Company, even though the By-Laws specifically designate the Chairman of the Board as an officer. The Proponent's supporting statement clearly emphasizes that the Proposal's aim is to separate the positions of Chairman of the Board and Chief Executive Officer, so that the Chairman of the Board is no longer an officer of the Company but rather an independent director. This policy would contravene the clear language of the By-Laws. Thus, implementation of the Proposal would violate Delaware law.

The Staff has recently concurred with a company's request to exclude a stockholder proposal similar to the one the Proponent has submitted. In *The Home Depot, Inc.* (avail. Feb. 12, 2008), the proponent proposed to amend Home Depot's by-laws to provide that an independent director hold the position of chairman of the board. The company argued that adopting the proposal would conflict with the company's charter and other provisions of its by-laws, and therefore would be "contrary to Delaware law." The Staff allowed Home Depot to exclude the proposal under Rule 14a-8(i)(2), noting that "in the opinion of [Home Depot's] counsel, implementation of the proposal would cause Home Depot to violate state law." We are aware that in *First Mariner Bancorp* (avail. Jan. 10, 2005), the Staff was unable to concur with First Mariner's position that the company could omit a proposal that asked the company's board of directors to adopt a policy that the chairman of the board be an independent director. First Mariner argued that it could exclude the proposal under Rule 14a-8(i)(2) because the proposal would require the company to violate its own by-laws, resulting in a violation of state law. However, First Mariner failed to provide an opinion of counsel supporting its position. By contrast, we have included the Delaware Law Opinion outlining the basis for the Company's belief that implementation of the Proposal would cause the Company to violate Delaware law. As detailed in the Delaware Law Opinion, implementing the Proposal would result in adoption of a policy that directly conflicts with a specific provision of the By-Laws, and therefore the policy would be invalid under Delaware law. *See PG&E Corp.* (avail. Feb. 25, 2008) (concurring that a proposal requesting the company to adopt a by-law amendment could be

---

[2] Consistent with this, the Staff previously has stated that "there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment." *Bristol-Myer Squibb Co. (Recon.)* (avail. March 9, 2006).

excluded under Rules 14a-8(i)(2) and 14a-8(i)(6) based on counsel's opinion that implementation of the proposal would violate state law).

Accordingly, for the reasons set forth above and as supported by the Delaware Law Opinion, the Company believes the Proposal is excludable pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law.

**II. The Proposal May Be Excluded under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal.**

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Proposal is excludable under Rule 14a-8(i)(6) because the Company lacks the legal power and authority to implement it. The Staff on numerous occasions has permitted exclusion under Rule 14a-8(i)(6) of proposals seeking action contrary to state law. *See, e.g.*, *Schering-Plough Corp.* (avail. Mar. 27, 2008); *Bank of America Corp.* (avail. Feb. 26, 2008); *The Boeing Co. (Olson)* (avail. Feb. 19, 2008).

As discussed above and reflected in the Delaware Law Opinion, a Delaware corporation's board of directors cannot override a provision of the corporation's by-laws by approving a policy that conflicts with the by-laws. Here, the By-Laws include an explicit requirement that the Company's Chairman of the Board be an officer of the Company. Accordingly, implementation of a policy designed to ensure that the Chairman of the Board is not an officer of the Company, but rather an independent director, necessitates that the Board of Directors violate Delaware law by acting in a manner that violates the By-Laws. Accordingly, the Company is without the legal power and authority to implement the Proposal, and the Proposal is properly excludable under Rule 14a-8(i)(6).

**CONCLUSION**

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Jane Clark, Corporate Secretary of Moody's Corporation, at (212) 553-0300.

Sincerely,

Ronald O. Mueller

ROM/als
Enclosures

cc: Jane Clark, Moody's Corporation
Elizabeth McCarroll, Moody's Corporation
Jennifer O'Dell, Laborers' International Union of North America Corporate Governance Project

100576569_3.DOC

**EXHIBIT A**

**MASSACHUSETTS LABORERS' BENEFIT FUNDS**
14 New England Executive Park, Suite 200
P. O. Box 4000
Burlington, MA 01803-0900
Tel: 781.272.1000 Fax: 781.238.0717

# Fax

| | | | |
|---|---|---|---|
| **To:** | Ms. Jane B. Clark | **From:** | Thomas P.V. Masiello, Executive Director<br>Massachusetts Laborers' Benefit Funds |
| **Company:** | Moody's Corporation | | |
| **Fax:** | 212-553-0990 | **Pages:** | 3 including cover page |
| **Phone:** | | **Date:** | 11/13/08 |
| **Re:** | | **cc:** | |

☐ **Urgent** ☐ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**

● **Comments:**

If you should have any problems receiving this transmission, please contact Gayle Otis, Ext: 534

**MASSACHUSETTS LABORERS' PENSION FUND**

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

November 13, 2008

Via Facsimile
212-553-0990

Ms. Jane B. Clark
Corporate Secretary
Moody's Corporation
7 World Trade Center at 250 Greenwich Street
New York, NY 10007

Dear Ms. Clark:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Moody's Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 1,100 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ms. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Very truly yours,

Thomas P. V. Masiello
Executive Director

TPVM/gdo
Enclosure

cc: Jennifer O'Dell

**RESOLVED:** That stockholders of Moody's Corporation, ("Moody's" or "the Company") ask the board of directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of Moody's. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

**SUPPORTING STATEMENT**

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer (CEO), in directing the corporation's business and affairs. Currently at our Company, Mr. Raymond McDaniel, Jr. is both the Chairman of the Board and the CEO. We believe that this current scheme may not adequately protect shareholders.

Shareholders of Moody's require an independent leader to ensure that management acts strictly in the best interests of the Company. By setting agendas, priorities and procedures, the position of Chairman is critical in shaping the work of the Board of Directors. Accordingly, we believe that having an independent director serve as chairman can help ensure the objective functioning of an effective Board.

As a long-term shareholder of our Company, we believe that ensuring that the Chairman of the Board of our Company is independent, will enhance Board leadership at Moody's, and protect shareholders from future management actions that can harm shareholders. Other corporate governance experts agree. As a Commission of The Conference Board stated in a 2003 report, "The ultimate responsibility for good corporate governance rests with the board of directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served."

We believe that the recent wave of corporate scandals demonstrates that no matter how many independent directors there are on the Board, that Board is less able to provide independent oversight of the officers if the Chairman of that Board is also the CEO of the Company.

We, therefore, urge shareholders to vote **FOR** this proposal.

# GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

RMueller@gibsondunn.com


November 25, 2008


Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569


Client No.
63852-00013

***VIA OVERNIGHT MAIL***

Thomas P. V. Masiello
Executive Director
Massachusetts Laborers' Pension Fund
14 New England Executive Park, Suite 200
P.O. Box 4000
Burlington, MA 01803-0900

Dear Mr. Masiello:

I am writing on behalf of Moody's Corp. (the "Company"), which received on November 13, 2008 a stockholder proposal from the Massachusetts Laborers' Pension Fund (the "Proponent") requesting that the board of directors adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of the Company for consideration at the Company's 2009 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date, the Company has not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must provide sufficient proof of the Proponent's ownership of the requisite number of Company shares as of the date the Proponent submitted the Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of Company shares for at least one year; or
- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Proponent's ownership level.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address listed above. Alternatively, you may transmit any response by facsimile to me at (202) 530-9569.

If you have any questions with respect to the foregoing, please contact me at (202) 955-8671. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Ronald O. Mueller

ROM/jmh

cc: Ms. Jennifer O'Dell

Enclosure

100561849_1.DOC

# Rule 14a-8 -- Proposals of Security Holders

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This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

         C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

I. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

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**Note to paragraph (i)(1)**

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

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**Note to paragraph (i)(2)**

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

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**Note to paragraph (i)(9)**

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

STATE STREET.


Catherine Lacson
Client Service Officer
Specialized Trust Services

STATE STREET BANK
200 Newport Avenue - JQB7S
Quincy, Massachusetts 02171

Telephone: 617-985-7717
Facsimile: 617-769-6695
CLacson@statestreet.com


Sent Via Fax 212-553-0990

12/2/2008

Ms. Jane B. Clark
Corporate Secretary
Moody's Corporation
7 World Trade Center at 250 Greenwich Street
New York, NY 10007

Re: Certification of Shareholding in Moody's Corporation <cusip 615369105> for MA Laborers Pension Fund

Dear Ms. Clark,

State Street Bank is the record holder for 1,100 shares of Moody's Corporation ("Company") common stock held for the benefit of the Massachusetts Laborers Pension Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior November 12, 2008, the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

As custodian for the Fund, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Catherine Lacson

GIBSON, DUNN & CRUTCHER LLP

**EXHIBIT B**

RICHARDS LAYTON & FINGER

December 29, 2008

Moody's Corporation
7 World Trade Center
250 Greenwich Street
New York, NY 10007

Re: Stockholder Proposal Submitted by the Massachusetts Laborers' Pension Fund

Ladies and Gentlemen:

We have acted as special Delaware counsel to Moody's Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by the Massachusetts Laborers' Pension Fund (the "Proponent") that the Proponent intends to present at the Company's 2009 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on June 15, 1998, as amended by the Certificate of Designations as filed with the Secretary of State on June 19, 1998, the Certificate of Amendment as filed with the Secretary of State on June 29, 1998, the Certificate of Ownership and Merger as filed with the Secretary of State on September 28, 2000, the Certificate of Designations as filed with the Secretary of State on September 29, 2000 and the Certificate of Amendment as filed with the Secretary of State on April 26, 2005 (collectively, the "Certificate of Incorporation");

(ii) the Amended and Restated By-Laws of the Company (the "By-Laws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified,

One Rodney Square ■ 920 North King Street ■ Wilmington, DE 19801 ■ Phone: 302-651-7700 ■ Fax: 302-651-7701

www.rlf.com

conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

**The Proposal**

The Proposal reads as follows:

> RESOLVED: That stockholders of Moody's Corporation, ("Moody's" or "the Company") ask the board of directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of Moody's. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

**Discussion**

You have asked our opinion as to whether implementation of the Proposal would violate Delaware law. Assuming that the Company takes only those actions specifically called for by the Proposal – that is, adopting a policy that the Chairman of the Board be an independent director who has not previously served as an executive officer – implementation of the Proposal would cause the Company to violate the By-Laws. Such violation of the By-Laws would, in turn, violate the General Corporation Law. Accordingly, we are of the opinion that implementation of the Proposal would cause the Company to violate the General Corporation Law. The bases of our opinion are discussed below.

The Proposal requests that the Board of Directors of the Company (the "Board") adopt a policy providing that the Chairman of the Board be an "independent director" who has not previously served as an "executive officer," but it does not define those terms. The Company's common stock, however, is currently listed on the New York Stock Exchange ("NYSE"), and 303A.02 of the NYSE Listed Company Manual sets forth the applicable standards for determining whether a director of an NYSE-listed company qualifies as "independent." See New York Stock Exchange Listed Company Manual § 303A.02 (1983) (last modified September 11, 2008). That section provides, in relevant part, that "[n]o director qualifies as 'independent' unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company)" and further provides that "a director is not independent if [such] director is, or has been within the last three years, an employee of the listed company." Id. Commentary to the NYSE rule makes clear that a person who has been employed as a chairman or chief executive officer or other executive officer on other than an interim basis cannot be considered independent under the rule. Commentary to the rule also states that, in assessing director independence, "the concern is independence from management." For purposes of this opinion, we have assumed that the term "independent director" in the Proposal refers to the applicable tests relating to director independence set forth in the NYSE Listed Company Manual, and we have further assumed that any director holding the authority of the Chairman of the Board as set forth in the By-Laws would be deemed an executive officer employed by the Company and thus would not satisfy the relevant "independence" criteria established in Section 303A.02 of the NYSE Listed Company Manual.

The policy contemplated by the Proposal would require the Chairman of the Board to be an "independent director who has not previously served as an executive officer." Accordingly, under such policy, the Chairman of the Board must be a director who is not also an elected officer of the Company. Article III, Section 1 of the By-Laws, however, provides that "[t]he Board of Directors . . . shall elect officers of the corporation, including a Chairman of the Board or President and a Secretary." Thus, the By-Laws require that the Chairman of the Board be an elected officer of the Company. In this respect, the policy contemplated by the Proposal, if implemented, would conflict with the By-Laws.

Because the policy contemplated by the Proposal would conflict with Article III, Section 1 of the By-Laws, it could not be validly implemented under Delaware law. Delaware law recognizes a "gradation of authority" with respect to a corporation's governing documents, and the Delaware courts have confirmed that a superior governing document "overrides all below it in rank." Gaskill v. Gladys Belle Oil Co., 146 A. 337, 340 (Del. Ch. 1929). Under this "gradation of authority," a corporation's bylaws rank superior to resolutions of the board of directors. See Hollinger Int'l, Inc. v. Black, 844 A.2d 1022, 1080 (Del. Ch. 2004), aff'd, 872 A.2d 559 (Del. 2005) ("[B]ylaws are generally thought of as having a hierarchical status greater than board resolutions . . . a board cannot override a bylaw requirement by merely adopting a resolution."); cf. 8 Del. C. § 142(a) ("Every corporation . . . shall have such officers with such titles and duties as shall be stated in the bylaws or in a resolution of the board of directors which is not inconsistent with the bylaws. . . ."). See also R. Franklin Balotti & Jesse A Finkelstein, 1 The Delaware Law of Corporations and Business Organizations, § 1.10, at 1-15 (3d ed. 2008) (quoting Hollinger); 18A Am. Jur. 2d Corporations § 311 (2003) ("A resolution is not a bylaw. It is an informal enactment of a temporary nature providing for the disposition of certain administrative business of the corporation. In contrast, bylaws are the laws adopted by the corporation for the regulation of its actions and the rights and duties of its members."). The policy contemplated by the Proposal would require for its adoption and implementation a resolution of the Board. The adoption of such policy would not result in an amendment to the By-Laws; instead, such policy would have the effect of and would be considered a board resolution. See UniSuper Ltd. v. News Corp., 2005 WL 3529317 (Del. Ch. Dec. 20, 2005; In re General Motors (Hughes) S'holder Litig., 2005 WL 1089021, at *3 n.34 (Del. Ch. May 4, 2005). Accordingly, under the "gradation of authority" described above, such policy would rank inferior to the By-Laws, and the Board could not override a provision of the By-Laws by adopting a resolution approving such policy. See Hollinger, 844 A.2d at 1080.

The policy contemplated by the Proposal, if implemented, would require the Chairman of the Board to be an "independent director" (and therefore not an elected officer of the Company). Such policy would contravene the clear mandates of the Article III, Section 1 of the By-Laws, which requires the Chairman of the Board to be an elected officer of the Company. As a result, the policy contemplated by the Proposal, if implemented, would conflict with the By-Laws and would therefore be invalid. See Hollinger, 844 A.2d at 1080 (holding that a corporate board could not override a bylaw requirement merely by adopting a resolution); cf. H.F. Ahmanson & Co. v. Great W. Fin. Corp., 1997 WL 225696, at *3 (Del. Ch. Apr. 25, 1997) (holding that "[w]here the shareholders or the directors, by adopting a by-law, command the performance of a certain act, to hold that coercive relief cannot be had to enforce that command would violate basic concepts of corporate governance").

## Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would directly conflict with the By-Laws and therefore would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

MG/JMZ

**EXHIBIT C**

Exhibit 3

AMENDED AND RESTATED

BY-LAWS

OF

MOODY'S CORPORATION

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ARTICLE I.

STOCKHOLDERS

Section 1. The annual meeting of the stockholders of the corporation for the purpose of electing directors and for the transaction of such other business as may properly be brought before the meeting shall be held on such date, and at such time and place within or without the State of Delaware as may be designated from time to time by the Board of Directors.

Section 2. Special meetings of the stockholders shall be called at any time by the Secretary or any other officer, whenever directed by the Board of Directors or by the Chief Executive Officer. The purpose or purposes of the proposed meeting shall be included in the notice setting forth such call.

Section 3. Except as otherwise provided by law, notice of the time, place and, in the case of a special meeting, the purpose or purposes of the meeting of stockholders shall be delivered personally or mailed not earlier than sixty, nor less than ten days previous thereto, to each stockholder of record entitled to vote at the meeting at such address as appears on the records of the corporation.

Section 4. The holders of a majority in voting power of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by statute or by the Restated Certificate of Incorporation; but if at any regularly called meeting of stockholders there be less than a quorum present, the stockholders present may adjourn the meeting from time to time without further notice other than announcement at the meeting until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if, after the adjournment, a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 5. The Chairman of the Board, or in the Chairman's absence or at the Chairman's direction, the President, or in the President's absence or at the President's direction, any officer of the corporation shall call all meetings of the stockholders to order and shall act as Chairman of such meeting. The Secretary of the corporation or, in such officer's absence, an Assistant Secretary shall act as secretary of the meeting. If neither the Secretary nor an Assistant Secretary is present, the Chairman of the meeting shall appoint a secretary of the meeting. Unless otherwise determined by the Board of Directors prior to the meeting, the Chairman of the meeting shall determine the order of business and shall have the authority in his or her discretion to regulate the conduct of any such meeting, including, without limitation, by imposing restrictions on the persons (other than stockholders of the corporation or their duly appointed proxies) who may attend any such meeting, whether any stockholder or stockholders' proxy may be excluded from any meeting of stockholders based upon any determination by the Chairman, in his or her sole discretion, that any such person has unduly disrupted or is likely to disrupt the proceedings thereat, and the circumstances in which any person may make a statement or ask questions at any meeting of stockholders. The Chairman of the meeting shall have authority to adjourn any meeting of stockholders.

Section 6. At all meetings of stockholders, any stockholder entitled to vote thereat shall be entitled to vote in person or by proxy, but no proxy shall be voted after three years from its date, unless such proxy provides for a longer period. Without limiting the manner in which a stockholder may authorize another person or persons to act for the stockholder as proxy pursuant to the General Corporation Law of the State of Delaware, the following shall constitute a valid means by which a stockholder may grant such authority: (1) a stockholder may execute a writing authorizing another person or persons to act for the stockholder as proxy, and execution of the writing may be accomplished by the stockholder or the stockholder's authorized officer, director, employee or agent signing such writing or causing his or her signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature; or (2) a stockholder may authorize another person or persons to act for the stockholder as proxy by transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the stockholder. If it is determined that such telegrams, cablegrams or other electronic transmissions are valid, the judge or judges of stockholder votes or, if there are no such judges, such other persons making that determination shall specify the information upon which they relied.

Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to the preceding paragraph of this Section 6 may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

Proxies shall be filed with the Secretary of the meeting prior to or at the commencement of the meeting to which they relate.

Section 7. When a quorum is present at any meeting, the vote of the holders of a majority in voting power of the stock present in person or represented by proxy and entitled to vote on the matter shall decide any question brought before such meeting, unless the question is one upon which by express provision of statute or of the Restated Certificate of Incorporation or these By–Laws, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 8. In order that the corporation may determine the stockholders (a) entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or (b) entitled to consent to corporate action in writing without a meeting, or (c) entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date (i) in the case of clause (a) above, shall not be more than sixty nor less than ten days before the date of such meeting, (ii) in the case of clause (b) above, shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the board of directors, and (iii) in the case of clause (c) above, shall not be more than sixty days prior to such action. If for any reason the Board of Directors shall not have fixed a record date for any such purpose, the record date for such purpose shall be determined as provided by law. Only those stockholders of record on the date so fixed or determined shall be entitled to any of the foregoing rights, notwithstanding the transfer of any such stock on the books of the corporation after any such record date so fixed or determined.

Section 9. The officer who has charge of the stock ledger of the corporation shall prepare and make at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced at the time and kept at the place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 10. The Board of Directors, in advance of all meetings of the stockholders, shall appoint one or more judges of stockholder votes, who may be stockholders or their proxies, but not directors of the corporation or candidates for office. In the event that the Board of Directors fails to so appoint judges of stockholder votes or, in the event that one or more judges of stockholder votes previously designated by the Board of Directors fails to appear or act at the meeting of stockholders, the Chairman of the meeting may appoint one or more judges of stockholder votes to fill such vacancy or vacancies. Judges of stockholder votes appointed to act at any meeting of the stockholders, before entering upon the discharge of their duties, shall be sworn faithfully to execute the duties of judge of stockholder votes with strict impartiality and according to the best of their ability and the oath so taken shall be subscribed by them. Judges of stockholder votes shall, subject to the power of the Chairman of the meeting to open and close the polls, take charge of the polls, and, after the voting, shall make a certificate of the result of the vote taken.

Section 11. (A) *Annual Meetings of Stockholders.* (1) Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (a) pursuant to the corporation's notice of meeting delivered pursuant to Article I, Section 3 of these By-Laws, (b) by or at the direction of the Chairman of the Board or (c) by any stockholder of the corporation who is entitled to vote at the meeting, who complied with the notice procedures set forth in subparagraphs (2) and (3) of this paragraph (A) of this By-Law and who was a stockholder of record at the time such notice is delivered to the Secretary of the corporation.

(2) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of paragraph (A)(1) of this By-Law, the stockholder must have given timely notice thereof in writing to the Secretary of the corporation, and, in the case of business other than nominations, such other business must be a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the corporation not less than seventy days nor more than ninety days prior to the first anniversary of the preceding year's annual meeting; *provided, however*, that in the event that the date of the annual meeting is advanced by more than twenty days, or delayed by more than seventy days, from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the ninetieth day prior to such annual meeting and not later than the close of business on the later of the seventieth day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. Such stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the corporation's books, and of such beneficial owner and (ii) the class and number of shares of the corporation which are owned beneficially and of record by such stockholder and such beneficial owner.

(3) Notwithstanding anything in the second sentence of paragraph (A)(2) of this By-Law to the contrary, in the event that the number of directors to be elected to the Board of Directors of the corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the corporation at least eighty days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this By-Law shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the

Secretary at the principal executive offices of the corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the corporation.

(B) *Special Meetings of Stockholders.* Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the corporation's notice of meeting pursuant to Article I, Section 2 of these By-Laws. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the corporation's notice of meeting (a) by or at the direction of the Board of Directors or (b) by any stockholder of the corporation who is entitled to vote at the meeting, who complies with the notice procedures set forth in this By-Law and who is a stockholder of record at the time such notice is delivered to the Secretary of the corporation. Nominations by stockholders of persons for election to the Board of Directors may be made at such a special meeting of stockholders if the stockholder's notice as required by paragraph (A)(2) of this By-Law shall be delivered to the Secretary at the principal executive offices of the corporation not earlier than the ninetieth day prior to such special meeting and not later than the close of business on the later of the seventieth day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.

(C) *General.* (1) Only persons who are nominated in accordance with the procedures set forth in this By-Law shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this By-Law. Except as otherwise provided by law, the Restated Certificate of Incorporation or these By-Laws, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in this By-Law and, if any proposed nomination or business is not in compliance with this By-Law, to declare that such defective nomination shall be disregarded or that such proposed business shall not be transacted.

(2) For purposes of this By-Law, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(3) For purposes of this By-Law, no adjournment nor notice of adjournment of any meeting shall be deemed to constitute a new notice of such meeting for purposes of this Section 11, and in order for any notification required to be delivered by a stockholder pursuant to this Section 11 to be timely, such notification must be delivered within the periods set forth above with respect to the originally scheduled meeting.

(4) Notwithstanding the foregoing provisions of this By–Law, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this By–Law. Nothing in this By–Law shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation's proxy statement pursuant to Rule 14a–8 under the Exchange Act.

## ARTICLE II.

## BOARD OF DIRECTORS

Section 1. The Board of Directors of the corporation shall consist of such number of directors, not less than three, as shall from time to time be fixed exclusively by resolution of the Board of Directors. The directors shall be divided into three classes in the manner set forth in the Restated Certificate of Incorporation of the corporation, each class to be elected for the term set forth therein. Each director subject to election at a meeting shall be elected by the vote of the majority of the votes cast with respect to the director at such meeting assuming that a quorum is present, provided that if as of a date that is fourteen (14) days in advance of the date the corporation files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the Securities and Exchange Commission, the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the voting power present in person or represented by proxy at any such meeting and entitled to vote. A majority of the total number of directors then in office (but not less than one–third of the number of directors constituting the entire Board of Directors) shall constitute a quorum for the transaction of business and, except as otherwise provided by law or by the corporation's Restated Certificate of Incorporation, the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. Directors need not be stockholders.

For purposes of this Section, a majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director. Any director subject to election at a meeting who fails to receive, to the extent required, a majority of the votes cast, shall tender his resignation for consideration by the Board of Directors in accordance with the corporation's Director Resignation Policy, as it may be in effect from time to time.

Section 2. Newly created directorships in the Board of Directors that result from an increase in the number of directors and any vacancy occurring in the Board of Directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director; and the directors so chosen shall hold office for a term as set forth in the Restated Certificate of Incorporation of the corporation. If any applicable provision of the General Corporation Law of the State of Delaware expressly confers power on stockholders to fill such a directorship at a special meeting of stockholders, such a directorship may be filled at such meeting only by the affirmative vote of at least 80 percent in voting power of all shares of the corporation entitled to vote generally in the election of directors, voting as a single class.

Section 3. Meetings of the Board of Directors shall be held at such place within or without the State of Delaware as may from time to time be fixed by resolution of the Board or as may be specified in the notice of any meeting. Regular meetings of the Board of Directors shall be held at such times as may from time to time be fixed by resolution of the Board and special meetings may be held at any time upon the call of the Chairman of the Board or the President, by oral, or written notice including, telegraph, telex or transmission of a telecopy, e-mail or other means of transmission, duly served on or sent or mailed to each director to such director's address or telecopy number as shown on the books of the corporation not less than one day before the meeting. The notice of any meeting need not specify the purposes thereof. A meeting of the Board may be held without notice immediately after the annual meeting of stockholders at the same place at which such meeting is held. Notice need not be given of regular meetings of the Board held at times fixed by resolution of the Board. Notice of any meeting need not be given to any director who shall attend such meeting in person (except when the director attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened), or who shall waive notice thereof, before or after such meeting, in writing.

Section 4. Notwithstanding the foregoing, whenever the holders of any one or more series of Preferred Stock or Series Common Stock issued by the corporation shall have the right, voting separately by series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal, filling of vacancies and other features of such directorships shall be governed by the terms of the Restated Certificate of Incorporation applicable thereto, and such directors so elected shall not be divided into classes pursuant to Article SEVENTH of the Restated Certificate of Incorporation unless expressly provided by such terms. The number of directors that may be elected by the holders of any such series of Preferred Stock or Series Common Stock shall be in addition to the number fixed by or pursuant to the By-Laws. Except as otherwise expressly provided in the terms of such series, the number of directors that may be so elected by the holders of any such series of stock shall be elected for terms expiring at the next annual meeting of stockholders and without regard to the classification of the members of the Board of Directors as set forth in Section 1 hereof, and vacancies among directors so elected by the separate vote of the holders of any such series of Preferred Stock or Series Common Stock shall be filled by the affirmative vote of a majority of the remaining directors elected by such series, or, if there are no such remaining directors, by the holders of such series in the same manner in which such series initially elected a director.

Section 5. If at any meeting for the election of directors, the corporation has outstanding more than one class of stock, and one or more such classes or series thereof are entitled to vote separately as a class, and there shall be a quorum of only one such class or series of stock, that class or series of stock shall be entitled to elect its quota of directors notwithstanding absence of a quorum of the other class or series of stock.

Section 6. The Board of Directors may designate three or more directors to constitute an executive committee, one of whom shall be designated Chairman of such committee. The members of such committee shall hold such office until their successors are elected and qualify. Any vacancy occurring in the committee shall be filled by the Board of Directors. Regular meetings of the committee shall be held at such times and on such notice and at such places as it may from time to time determine. The committee shall act, advise with and aid the officers of the corporation in all matters concerning its interest and the management of its business, and shall generally perform such duties and exercise such powers as may from time to time be delegated to it by the Board of Directors, and shall have authority to exercise all the powers of the Board of Directors, so far as may be permitted by law, in the management of the business and the affairs of the corporation whenever the Board of Directors is not in session or whenever a quorum of the Board of Directors fails to attend any regular or special meeting of such Board. The committee shall have power to authorize the seal of the corporation to be affixed to all papers which are required by the Delaware General Corporation Law to have the seal affixed thereto. The fact that the executive committee has acted shall be conclusive evidence that the Board of Directors was not in session at such time or that a quorum of the Board had failed to attend the regular or special meeting thereof.

The executive committee shall keep regular minutes of its transactions and shall cause them to be recorded in a book kept in the office of the corporation designated for that purpose, and shall report the same to the Board of Directors at their regular meeting. The committee shall make and adopt its own rules for the government thereof and shall elect its own officers.

Section 7. The Board of Directors may from time to time establish such other committees to serve at the pleasure of the Board which shall be comprised of such members of the Board and have such duties as the Board shall from time to time establish. Any director may belong to any number of committees of the Board. The Board may also establish such other committees with such members (whether or not directors) and such duties as the Board may from time to time determine.

Section 8. Unless otherwise restricted by the Restated Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors.

Section 9. The members of the Board of Directors or any committee thereof may participate in a meeting of such Board or committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this subsection shall constitute presence in person at such a meeting.

Section 10. The Board of Directors may establish policies for the compensation of directors and for the reimbursement of the expenses of directors, in each case, in connection with services provided by directors to the corporation.

## ARTICLE III.

## OFFICERS

Section 1. The Board of Directors, as soon as may be after each annual meeting of the stockholders, shall elect officers of the corporation, including a Chairman of the Board or President and a Secretary. The Board of Directors may also from time to time elect such other officers (including one or more Vice Presidents, a Treasurer, one or more Assistant Vice Presidents, one or more Assistant Secretaries and one or more Assistant Treasurers) as it may deem proper or may delegate to any elected officer of the corporation the power to appoint and remove any such other officers and to prescribe their respective terms of office, authorities and duties. Any Vice President may be designated Executive, Senior or Corporate, or may be given such other designation or combination of designations as the Board of Directors may determine. Any two or more offices may be held by the same person.

Section 2. All officers of the corporation elected by the Board of Directors shall hold office for such term as may be determined by the Board of Directors or until their respective successors are chosen and qualified. Any officer may be removed from office at any time either with or without cause by the affirmative vote of a majority of the members of the Board then in office, or, in the case of appointed officers, by any elected officer upon whom such power of removal shall have been conferred by the Board of Directors.

Section 3. Each of the officers of the corporation elected by the Board of Directors or appointed by an officer in accordance with these By-laws shall have the powers and duties prescribed by law, by the By-Laws or by the Board of Directors and, in the case of appointed officers, the powers and duties prescribed by the appointing officer, and, unless otherwise prescribed by the By-Laws or by the Board of Directors or such appointing officer, shall have such further powers and duties as ordinarily pertain to that office. The Chairman of the Board or the President, as determined by the Board of Directors, shall be the Chief Executive Officer and shall have the general direction of the affairs of the corporation.

Section 4. Unless otherwise provided in these By-Laws, in the absence or disability of any officer of the corporation, the Board of Directors may, during such period, delegate such officer's powers and duties to any other officer or to any director and the person to whom such powers and duties are delegated shall, for the time being, hold such office.

## ARTICLE IV.

## CERTIFICATES OF STOCK

Section 1. The shares of stock of the corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the corporation's stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Notwithstanding the adoption of such a resolution by the Board of Directors, every holder of stock represented by certificates and upon request every holder of uncertificated shares shall be entitled to have a certificate signed by, or in the name of the corporation by the Chairman of the Board of Directors, or the President or a Vice President, and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the corporation, or as otherwise permitted by law, representing the number of shares registered in certificate form. Any or all the signatures on the certificate may be a facsimile.

Section 2. Transfers of stock shall be made on the books of the corporation by the holder of the shares in person or by such holder's attorney upon surrender and cancellation of certificates for a like number of shares, or as otherwise provided by law with respect to uncertificated shares.

Section 3. No certificate for shares of stock in the corporation shall be issued in place of any certificate alleged to have been lost, stolen or destroyed, except upon production of such evidence of such loss, theft or destruction and upon delivery to the corporation of a bond of indemnity in such amount, upon such terms and secured by such surety, as the Board of Directors in its discretion may require.

## ARTICLE V.

## CORPORATE BOOKS

The books of the corporation may be kept outside of the State of Delaware at such place or places as the Board of Directors may from time to time determine.

## ARTICLE VI.

## CHECKS, NOTES, PROXIES, ETC.

All checks and drafts on the corporation's bank accounts and all bills of exchange and promissory notes, and all acceptances, obligations and other instruments for the payment of money, shall be signed by such officer or officers or agent or agents as shall be hereunto authorized from time to time by the Board of Directors. Proxies to vote and consents with respect to securities of other corporations owned by or standing in the name of the corporation may be executed and delivered from time to time on behalf of the corporation by the Chairman of the Board, the President, or by such officers as the Board of Directors may from time to time determine.

## ARTICLE VII.

## FISCAL YEAR

The fiscal year of the corporation shall begin on the first day of January in each year and shall end on the thirty-first day of December following.

## ARTICLE VIII.

## CORPORATE SEAL

The corporate seal shall have inscribed thereon the name of the corporation. In lieu of the corporate seal, when so authorized by the Board of Directors or a duly empowered committee thereof, a facsimile thereof may be impressed or affixed or reproduced.

## ARTICLE IX.

## AMENDMENTS

These By–Laws may be amended, added to, rescinded or repealed at any meeting of the Board of Directors or of the stockholders, provided notice of the proposed change was given in the notice of the meeting of the stockholders or, in the case of a meeting of the Board of Directors, in a notice given not less than two days prior to the meeting; provided, however, that, notwithstanding any other provisions of these By–Laws or any provision of law which might otherwise permit a lesser vote of the stockholders, the affirmative vote of the holders of at least 80 percent in voting power of all shares of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required in order for the stockholders to alter, amend or repeal Section 2 and Section 11 of Article I, Sections 1 and 2 of Article II or this proviso to this Article IX of these By–Laws or to adopt any provision inconsistent with any of such Sections or with this proviso.